

September 22, 2014

Via E-mail
Stephen H. Belgrad
Chief Financial Officer
c/o Old Mutual (US) Holdings Inc.
200 Clarendon Street, 53rd Floor
Boston, Massachusetts 02116

     Re: **OM Asset Management Limited**
             Amendment No. 4 to Registration Statement on Form S-1
             Filed September 18, 2014
             File No. 333-197106

Dear Mr. Belgrad:

      We have reviewed your amendment and your supplemental response dated September 22, 2014, and we have the following comments.

Unaudited Pro Forma Consolidated Financial Data, page 56

Notes to the Pro Forma Consolidated Statements of Operations, page 60

1.   We note your revised disclosures to page 8 provided in your supplemental response dated September 22, 2014, most notably the amount of ordinary shares reserved for future issuance under your Equity Incentive Plan and Non-employee Director Equity Incentive Plan. Although we understand final amounts may not have been approved or finalized by your board of directors, if the amount of equity securities (i.e. restricted stock and restricted stock unit grants) is known or substantially known, we would expect footnote disclosure describing the pro forma impact and the related terms.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Future Capital Needs, page 103

2.   We note your revised disclosure on page 103 that, prior to the consummation of this offering, you plan to enter into a new five-year, $350 million unsecured revolving credit facility. Please revise to disclose in further detail the material terms of the new credit agreement. For example, revise to explain how the financial covenant ratios are calculated and provide estimated calculations that assume your anticipated $175 million borrowing to fund the dividend payment. We may have further comments when you file the credit agreement as an exhibit.

Compensation Discussion and Analysis, page 148

Exchange from Old Mutual plc Restricted Shares, page 159

3.   We note that you intend to give certain employees who hold unvested Old Mutual plc
        restricted shares the opportunity to exchange their Old Mutual plc shares for restricted
        shares of OM Asset Management currently held by OMGUK. Please tell us the exemption
        from the Securities Act registration requirements upon which you are relying for this
        transaction.

Consolidated Statements of Operations, page F-4

4.   We note that your pro forma calculation of basic and diluted earnings per share does not
        include the impact of the issuances of new equity instruments. We also note from your
        disclosure of restricted stock and restricted stock units on page 162 that these equity
        instruments contain features that allow these instruments to participate in dividends. Please
        address the following:

        •   Explain to us if these awards are considered participating securities as defined at ASC
            260-10-45-61A. If so, revise your disclosures to present earnings per share under the
            two-class method by allocating the undistributed earnings of these instruments in your
            computation of earnings per share. Otherwise, explain to us why you believe this
            guidance is inapplicable. Refer to ASC 260-10-45-68B.

        •   Revise your earnings per share accounting policy to disclose the methods you use to
            compute basic and diluted earnings per share. For example, indicate whether your
            diluted earnings per share calculations are based on the more dilutive of the treasury
            stock or two-class method.

Exhibits

5.   We note your revised disclosure that OMAM intends to issue a non-interest bearing
        promissory note to OMGUK in the principal amount of $37.0 million (of which $18.5
        million relates to the return of co-investment capital) which will be paid as funds become
        available from Affiliate distributions, subject to the maintenance of a minimum level of
        cash holdings. Please file the form of promissory note as an exhibit to your registration
        statement.

You may contact Jim Dunn, Staff Accountant, at (202) 551-3724 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3830 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director

cc: Via E-mail
        Christina E. Melendi
        Bingham McCutchen LLP

        Jim Collins, Jr.
        Bingham McCutchen LLP